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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 14)*

                          GLACIER WATER SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    376395109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
  1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067 (310) 556-2721
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   02/01/2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 376395109               SCHEDULE 13D                PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         (A)    KAYNE ANDERSON CAPITAL ADVISORS, L.P.          - 95-4486379
         (B)    RICHARD A. KAYNE                               - ###-##-####
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         (A)      IS A CALIFORNIA LIMITED PARTNERSHIP
         (B)      IS A U.S. CITIZEN
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
                              (A) 0
NUMBER OF                     (B) 413,066
SHARES                ----------------------------------------------------------
BENEFICIALLY           8      SHARED VOTING POWER
OWNED BY                      (A) 1,184,518
EACH REPORTING                (B) 1,184,518
PERSON WITH           ----------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER
                              (A) 0
                              (B) 413,066
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              (A) 1,184,518
                              (B) 1,184,518
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
         (A) 1,184,518
         (B) 1,597,584
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         (A) 41.71%
         (B) 56.25%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         (A) IA
         (B) IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109                SCHEDULE 13D                PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARBCO Associates, L.P. - 95-3214739
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

NUMBER OF                    0
SHARES                ----------------------------------------------------------
BENEFICIALLY           8      SHARED VOTING POWER
OWNED BY
EACH REPORTING                392,848
PERSON WITH           ----------------------------------------------------------
                       9      SOLE DISPOSITIVE POWER

                              0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              392,848
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         392,848
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.83%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109                 SCHEDULE 13D               PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                            [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

NUMBER OF                    0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER
OWNED BY
EACH REPORTING               243,140
PERSON WITH           ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             0
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             243,140
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         243,140
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.56%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 376395109                SCHEDULE 13D                PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KAYNE ANDERSON DIVERSIFIED CAPITAL PARTNERS, L.P. - 95-4111006
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E)                                           [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

NUMBER OF                     0
SHARES                ----------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER
OWNED BY
EACH REPORTING               322,705
PERSON WITH           ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             0
                      ----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              322,705
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

         322,705
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         11.36%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                AMENDMENT NO. 14

*********************

ITEM 1. SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

        Glacier Water Services, Inc.
        2261 Cosmos Court
        Carlsbad, CA  92009

ITEM 2. IDENTITY AND BACKGROUND

a.      KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

        Kayne Anderson Investment Management, Inc. (KAIM), a Nevada corporation, serves as general partner of Kayne Anderson Capital Advisors, L.P.
        (KACA), a California limited partnership. KACA is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to various investment funds, including the following holders of the issuer's Common Stock: ARBCO Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Kayne Anderson Diversified Capital Partners, L.P. and Kayne Anderson Capital Partners, L.P., each of which is a California limited partnership. KACA also serves as investment adviser to other clients, some of which hold the issuer's Common Stock. The principal business address of KAIM, KACA and the investment limited partnerships is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

        During the past five years, none of KAIM, KACA, or the four investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.      RICHARD A. KAYNE

        Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM He also serves as Management Committee Co-Chair and Chief Executive Officer of Kayne Anderson Rudnick Investment Management, LLC, a California limited liability company (KARIM), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KARIM is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KARIM and KA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

        Mr. Kayne is the controlling shareholder (or member) of KAIM, KARIM and KA.

        Mr. Kayne is Chairman of Glacier Water Services, Inc.

        During the past five years, none of Mr. Kayne, KARIM or KA has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, KA and KARIM. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

        JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM and KA.

        ALLAN M. RUDNICK.    Management Committee Co-Chair, President and Chief
                             Investment Officer of KARIM.

        HOWARD M. ZELIKOW.   Vice President and Director of KAIM

        ROBERT V. SINNOTT.   Vice President of KAIM and
                             Director of Glacier Water Services, Inc.

        RALPH E. WALTER.     Chief Operating Officer and Treasurer of KAIM

        JERRY R. WELCH.      Vice President of KAIM and
                             Chairman/CEO of Glacier Water Services, Inc.

        DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM and KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership and other managed account funds were derived by a combination of cash and security contributions by limited partners or the managed account holder, as applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KACA, and KARIM, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KACA and Richard A. Kayne report beneficial ownership of 1,184,518 and 1,597,584 shares, representing 41.71% and 56.25% of the shares outstanding, respectively.

b. KACA has shared voting and dispositive power (with Richard A. Kayne) over its 1,184,518 shares. Richard A. Kayne has sole voting and dispositive power over 413,066 shares and shared voting and dispositive power (with KACA, KAIM or KARIM) over 1,184,518 shares.

        The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KACA have shared voting and dispositive power are held by accounts for which KACA serves as investment adviser (and, in some cases, as general partner). The shares over which Mr. Kayne and KARIM have shared voting and dispositive power are held by accounts for which KARIM serves as investment adviser.

        KACA disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KACA in such limited partnerships.

c.      Transactions of the shares were made as follows:



  Date            Type        # of shares         Price       Where/how transaction effected
--------          ----        -----------        -------      ------------------------------
02/01/01          Buy           313,000           $7.75                 AMEX



d.      Not applicable

e.      Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I    Joint Filing Agreement among Richard A. Kayne and KACA.



                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


              February 2, 2001
----------------------------------------------
                    Date


         /s/ Richard A. Kayne
----------------------------------------------
              Richard A. Kayne


KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By: /s/ David J. Shladovsky
         --------------------------------------
            David J. Shladovsky, Secretary

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)
               ---------------------------------------------------


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.



         /S/ Richard A. Kayne
         ------------------------------------------
         Richard A. Kayne



         /S/ David J. Shladovsky
         ------------------------------------------
         Kayne Anderson Capital Advisors, L.P., by
         David J. Shladovsky, Secretary of
         Kayne Anderson Investment Management, Inc.,
         general partner